Exhibit 12

CBS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Tabular dollars in millions, except ratios)

	Twelve Months Ended December 31,
	2011		2010		2009		2008	2007

Earnings (loss) from continuing operations before income taxes and equity in loss of investee companies	$2,083		$1,222		$443		$(12,575)	$2,133

Add:
Distributions from investee companies	13		—		2		6	8
Interest expense, net of capitalized interest	436		529		542		547	571
1/3 of rental expense	200		198		206		216	193

Total Earnings (loss) from continuing operations	$2,732		$1,949		$1,193		$(11,806)	$2,905

Fixed charges:
Interest expense, net of capitalized interest	$436		$529		$542		$547	$571
1/3 of rental expense	200		198		206		216	193

Total fixed charges	$636		$727		$748		$763	$764

Ratio of earnings to fixed charges	4.3	x	2.7	x	1.6	x	Note (a)	3.8	x

Note:

(a) Earnings are inadequate to cover fixed charges by $12.57 billion in 2008 due to the non-cash impairment charges of $14.18 billion.